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                                   ----------

                                 BY-LAWS OF THE
                                BANK OF MONTREAL

                                   ----------

                                                                JANUARY 18, 1993
                                                               WITH REVISIONS TO
                                                                JANUARY 17, 1994
                                                               FEBRUARY 29, 2000
                                                               FEBRUARY 27, 2001
                                                               FEBRUARY 26, 2002
                                                               FEBRUARY 24, 2004

BANK OF MONTREAL

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                                TABLE OF CONTENTS
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GENERAL BY-LAWS .........................................................     3

   By-law One -- Definitions
      Article 1.01 Definitions ..........................................     3

   By-law Two -- Business of the Bank
      Article 2.01 Execution of Documents ...............................     3
      Article 2.02 Seal .................................................     3
      Article 2.03 Voting Rights in Other Bodies Corporate ..............     3
      Article 2.04 Declarations .........................................     4
      Article 2.05 Head Office ..........................................     4
      Article 2.06 Other Names ..........................................     4

   By-law Three -- Meetings of Shareholders
      Article 3.01 Annual Meetings ......................................     4
      Article 3.02 Special Meetings .....................................     4
      Article 3.03 Place of Meetings ....................................     4
      Article 3.04 Notice of Meetings ...................................     4
      Article 3.05 Persons Entitled to be Present .......................     4
      Article 3.06 Quorum ...............................................     4
      Article 3.07 Proxies ..............................................     4
      Article 3.08 Votes to Govern ......................................     4
      Article 3.09 Voting ...............................................     5

   By-law Four -- Directors
      Article 4.01 Number of Directors ..................................     5
      Article 4.02 Quorum ...............................................     5
      Article 4.03 Qualification ........................................     5
      Article 4.04 Canadian Majority ....................................     5
      Article 4.05 Vacancies ............................................     5
      Article 4.06 Action by the Directors ..............................     6
      Article 4.07 Meeting by Telephone .................................     6
      Article 4.08 Place of Meetings ....................................     6
      Article 4.09 Calling of Meetings ..................................     6
      Article 4.10 Notice of Meeting ....................................     6
      Article 4.11 Method of Giving Notice ..............................     6
      Article 4.12 Waiver of Notice .....................................     6
      Article 4.13 Votes to Govern ......................................     6
      Article 4.14 Conflict of Interest .................................     6
      Article 4.15 Dissent ..............................................     7

   By-law Five -- Committees
      Article 5.01 Committees of Directors ..............................     7
      Article 5.02 Transaction of Business ..............................     7
      Article 5.03 Procedure and Quorum .................................     7

   By-law Six -- Officers
      Article 6.01 Designation of Officers of the Bank ..................     7
      Article 6.02 Appointment ..........................................     7
      Article 6.03 Chief Executive Officer ..............................     7
      Article 6.04 Chairman of the Board ................................     8
      Article 6.05 President ............................................     8
      Article 6.06 Chief Operating Officer ..............................     8
      Article 6.07 Deputy Chairman ......................................     8
      Article 6.08 Vice-Chairman ........................................     8
      Article 6.09 Vice-Presidents ......................................     8
      Article 6.10 Managing Directors ...................................     8
      Article 6.11 Secretary ............................................     8
      Article 6.12 Treasurer ............................................     8
      Article 6.13 Term of Office .......................................     8

   By-law Seven -- Indemnification of Directors and Officers
      Article 7.01 Indemnity ............................................     9
      Article 7.02 Insurance ............................................     9

   By-law Eight -- Securities
      Article 8.01 Certificates .........................................     9
      Article 8.02 Replacement of Certificates ..........................     9
      Article 8.03 Registers and Transfer Agents ........................     9
      Article 8.04 Registration of Transfers ............................     9
      Article 8.05 Non-recognition of Trusts ............................    10
      Article 8.06 Joint Holders ........................................    10
      Article 8.07 Deceased Holders .....................................    10

   By-law Nine -- Repeal, Amendment, Consolidation
      and Redesignation of Existing By-laws
   Article 9.01 Repeal of By-laws Whose Replacement
      Requires a Special Resolution .....................................    10
   Article 9.02 Repeal, Amendment, Consolidation and
      Redesignation of Remaining By-laws ................................    10
   Article 9.03 Repeal, Amendment, Consolidation and
      Redesignation Not to Affect Validity ..............................    10

SPECIAL BY-LAW "A "-- Remuneration of Directors .........................    10

SPECIAL BY-LAW "B "-- Common Shares .....................................    10

SPECIAL BY-LAW "C "-- Class A Preferred Shares ..........................    11

SPECIAL BY-LAW "D "-- Class B Preferred Shares ..........................    11

SPECIAL BY-LAW "E "-- Change in Authorized Capital of the Bank ..........    12

SPECIAL BY-LAW "F "-- Change in Authorized Capital of the Bank ..........    13
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                                BANK OF MONTREAL

                                 GENERAL BY-LAWS

                                   BY-LAW ONE

                                   DEFINITIONS

ARTICLE 1.01 DEFINITIONS

     In the by-laws of the Bank, unless the context otherwise requires:

     (a)  the following terms have the meanings specified:

          "Act" means the Bank Act and any amendment thereto and any regulations from time to time in force thereunder;

          "Bank" means Bank of Montreal;

          "by-laws" means the general by-laws and all other by-laws of the Bank from time to time in force and effect;

          "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

          "officer" unless otherwise provided, means any individual designated an officer of the Bank by by-law or by resolution of the directors of the Bank;

          "recorded address" means in the case of a shareholder his latest known postal address according to the central securities register of the Bank and in the case of a director, officer or auditor his latest known postal address according to the records of the Bank;

          "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

     (b) unless otherwise defined herein, words and expressions that are defined in the Act shall have the same meanings when used herein; and


     (c) words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

                                   BY-LAW TWO

                              BUSINESS OF THE BANK

ARTICLE 2.01 EXECUTION OF DOCUMENTS

     Any document, contract or other instrument required to be executed by the Bank but to which the seal of the Bank does not have to be affixed may be signed by any person duly authorized by the board of directors.

ARTICLE 2.02 SEAL

     (a) The Bank shall have a seal. The Bank may have for use in any country, province, territory, district or place in which it carries on operations or has an office an official seal which shall be a facsimile of the seal of the Bank. The seal and any such official seal shall remain in the custody of the secretary or any officer of the Bank that the president may from time to time designate for that purpose.

     (b) The affixing of the seal or any such official seal to any document, contract or other instrument shall be accompanied by the signature of the chief executive officer or the chairman of the board or the deputy chairman or the president or the chief operating officer or any vice-chairman, acting alone, or by the signatures of any vice-president or managing director and of the secretary or an assistant secretary, acting together. The chief executive officer or the chairman of the board or the deputy chairman or the president or the chief operating officer or any vice-chairman, acting alone, and any vice-president or managing director acting together with the secretary or an assistant secretary of the Bank are empowered to execute all documents, contracts or instruments requiring execution by the Bank under seal.

     (c) Notwithstanding the foregoing, copies of by-laws, resolutions and other proceedings of the board of directors, committees of the board of directors, or shareholders of the Bank may be certified, whether under the seal of the Bank or not, by the secretary or an assistant secretary or by any other officer of the Bank so authorized by resolution of the directors.

ARTICLE 2.03 VOTING RIGHTS IN OTHER BODIES CORPORATE

     The chief executive officer or the chairman of the board or the deputy chairman or the president or the chief operating officer or any vice-chairman, acting alone, or any vice-president acting with the secretary or an assistant secretary may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Bank. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the person or persons executing or arranging them.


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ARTICLE 2.04 DECLARATIONS

     Any one of the officers of the Bank, or any other person thereunto authorized by any one of the aforesaid officers, is authorized and empowered to appear and make answer for the Bank to all writs, proceedings, orders and interrogatories issued out of any court and to declare for and on behalf of the Bank in answer to writs of attachment by way of garnishment in which the Bank is garnishee and to give affidavits and make sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Bank is a party and to make petitions for winding-up or bankruptcy orders upon any debtor of the Bank and to attend and vote at all meetings of creditors of the Bank's debtors and to grant proxies in connection therewith.

ARTICLE 2.05 HEAD OFFICE

     The head office of the Bank shall be in the City of Montreal in the Province of Quebec.

ARTICLE 2.06 OTHER NAMES

     Subject to the Act, the Bank may carry on business under or identify itself by a name other than its corporate name.

                                  BY-LAW THREE

                            MEETINGS OF SHAREHOLDERS

ARTICLE 3.01 ANNUAL MEETINGS

     The annual meeting of the shareholders of the Bank shall be held not later than six (6) months after the end of each financial year on such day and at such time as the directors shall determine.

ARTICLE 3.02 SPECIAL MEETINGS

     A special meeting of shareholders may be called at any time by the directors and, subject to the Act, must be called by the directors upon the written requisition of shareholders who together hold not less than five percent (5%) of the issued and outstanding shares of the Bank that carry the right to vote at that meeting. The written requisition by the shareholders for the calling of such a meeting must state the business to be transacted at the meeting, must be signed by each requisitioning shareholder and must be sent to each director and to the secretary at the head office of the Bank.

ARTICLE 3.03 PLACE OF MEETINGS

     Meetings of shareholders shall be held at such place within Canada as the directors may determine.

ARTICLE 3.04 NOTICE OF MEETINGS

     Notice of the time and place of each meeting of shareholders shall be published once a week for at least four (4) consecutive weeks before the date of the meeting in a newspaper in general circulation in the place where the head office of the Bank is situated and in each place in Canada where the Bank has a transfer agent or where a transfer of the Bank's shares may be recorded and shall be sent not less than twenty-one (21) days nor more than fifty (50) days before the date of the meeting to each director, to the auditors and to each shareholder who, at the close of business on the record date for determining shareholders entitled to receive notice, is registered on the records of the Bank or its transfer agent as the holder of one or more shares carrying the right to vote at the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

ARTICLE 3.05 PERSONS ENTITLED TO BE PRESENT

     The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditors of the Bank and others who, although not entitled to vote, are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

ARTICLE 3.06 QUORUM

     At any meeting of shareholders, any shareholder or shareholders of the Bank entitled to vote at such meeting present in person or represented by proxy at the opening of the meeting and representing in person or by proxy at least ten percent (10%) of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.

ARTICLE 3.07 PROXIES

     Every shareholder entitled to vote at a meeting of shareholders may, by executing a form of proxy, appoint a proxyholder or one or more alternate proxyholders who need not be shareholders to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

ARTICLE 3.08 VOTES TO GOVERN

     Where a share of the Bank entitles the holder thereof to vote at a meeting of shareholders, that share entitles the shareholder to one vote at the meeting. If two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present in person or represented by proxyholder vote,


                                        4

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they shall vote as one on the shares jointly held by them. At any meeting of shareholders every question shall, unless otherwise required by the Act or the by-laws, be determined by a majority of votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote.

ARTICLE 3.09 VOTING

     Voting at a meeting of shareholders shall be by show of hands except where a ballot thereon is demanded, either before or after any vote by show of hands, by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

     Where the chairman declares to the meeting that, if a vote is conducted by ballot, the total number of votes attached to shares represented at the meeting by proxy required to be voted against what to the chairman's knowledge will be the decision of the meeting in relation to any matter or group of matters is less than five percent (5%) of all the votes that might be cast at the meeting on the ballot, then, unless a shareholder or proxyholder demands a ballot, (i) the chairman may conduct the vote in respect of that matter or group of matters by way of a show of hands; and (ii) a proxyholder or alternate proxyholder may vote in respect of that matter or group of matters by way of a show of hands.

                                   BY-LAW FOUR

                                    DIRECTORS

ARTICLE 4.01 NUMBER OF DIRECTORS

     The minimum number of directors shall be seven (7) and the maximum number of directors shall be forty (40), the number to be elected at each annual meeting of the shareholders to be such number, within those limits, as is fixed by the board of directors prior to such annual meeting.

     The directors may at any time appoint a director to fill any vacancy existing because the number of directors is less than the maximum number of directors permitted under this by-law.

     Directors shall be elected for a term of one, two or three years, as determined by the board of directors prior to the annual meeting at which directors are to be elected. A director elected for a term of one, two or three years shall hold office until the close of the first, second or third annual meeting of shareholders, as the case may be, following the election of the director. A director who is not elected for an expressly stated term of office ceases to hold office at the close of the next annual meeting of shareholders following the election of the director. All directors elected at a meeting of shareholders need not hold office for the same term.

     If the board of directors determines that directors are to be elected at an annual meeting for a term of two or three years, they may determine that the term of office of each director to be so elected be for the whole of that term or that, as nearly as may be, one half of the directors retire each year if the term is two years, or that one third of the directors retire each year if the term is three years.

ARTICLE 4.02 QUORUM

     Subject to Articles 4.04 and 4.07 hereof, four (4) directors shall constitute a quorum at any meeting of the board of directors.

ARTICLE 4.03 QUALIFICATION

     A director is not required to hold shares issued by the Bank. At least three-quarters (3/4) of the directors must be resident Canadians. No more than fifteen percent (15%) of the directors may, at each director's election or appointment, be employees of the Bank or a subsidiary of the Bank, except that up to four (4) persons who are employees of the Bank or a subsidiary of the Bank may be directors of the Bank if those directors constitute not more than one half (1/2) of the directors of the Bank. On and after May 31, 1995, no more than two thirds (2/3) of the directors may be persons affiliated with the Bank.

ARTICLE 4.04 CANADIAN MAJORITY

     The directors shall not transact business at a meeting of directors or of a committee of directors unless a majority of the directors present are resident Canadians ("Canadian directors") except when

     (a) a Canadian director who is not present approves in writing or by telephone or other electronic communication facilities the business transacted at the meeting; and

     (b) the required proportion of Canadian directors would have been present had the Canadian director so approving been present at the meeting.

ARTICLE 4.05 VACANCIES

     Subject to the Act, at any meeting of the board of directors, a quorum of the directors may fill a vacancy among the directors.


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ARTICLE 4.06 ACTION BY THE DIRECTORS

     The directors shall manage or supervise the management of the business and affairs of the Bank. Subject to Articles 4.04 and 4.07 hereof, the powers of the directors may be exercised by a meeting at which a quorum is present. Where there is a vacancy among the directors, the remaining directors may exercise all the powers of the directors, provided that the remaining directors constitute a quorum.

ARTICLE 4.07 MEETING BY TELEPHONE

     A meeting of directors or of a committee of directors may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

ARTICLE 4.08 PLACE OF MEETINGS

     Meetings of the directors may be held at any place in or outside Canada.

ARTICLE 4.09 CALLING OF MEETINGS

     (a) Regular meetings of directors shall be held immediately following the annual meeting of shareholders and on such other days and at such hour as the directors may from time to time by resolution determine. The board of directors may by resolution dispense with the holding of any regular meeting.

     (b) Special meetings of directors may be held from time to time at such time and place as the chief executive officer, the chairman of the board, the deputy chairman, the president, the chief operating officer or any three (3) directors may determine.

ARTICLE 4.10 NOTICE OF MEETING

     Notice of the time and place of each special meeting of the directors shall be given to each director not less than twenty-four (24) hours before the time when the special meeting is to be held. Notice of such a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

     (a) submit to the shareholders a question or matter requiring approval of the shareholders;

     (b) fill a vacancy among the directors or a committee of directors or in the office of auditor;

     (c)  issue or cause to be issued securities;

     (d)  declare a dividend;

     (e) authorize the redemption or other acquisition by the Bank of shares issued by the Bank;

     (f)  authorize the payment of a commission on a securities issue;

     (g)  approve a management proxy circular;

     (h) except as provided in the Act, approve the annual statement of the Bank and any other financial statements issued by the Bank; or

     (i)  adopt, amend or repeal by-laws.

     Regular meetings shall be held without notice to the directors provided that at least twenty-four (24) hours' notice shall be given (i) in the event of a change of hour, date or place of such regular meeting and (ii) if any matter referred to in the above paragraphs (a) to (i) is to be dealt with at such regular meeting.

ARTICLE 4.11 METHOD OF GIVING NOTICE

     A notice required by the Act or the regulations or by the incorporating instrument or by-laws of the Bank to be sent to a director shall be sufficiently given if it is sent by prepaid mail addressed to, or is delivered personally to, or is sent by any means of prepaid transmitted, recorded or telephonic communication to, the director at the director's latest address as shown in the records of the Bank or in the return sent to the Superintendent following each annual meeting of the Bank.

ARTICLE 4.12 WAIVER OF NOTICE

     A director may in any manner waive a notice of a meeting of directors; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

ARTICLE 4.13 VOTES TO GOVERN

     At meetings of the directors, all questions, except those for which the Act provides special voting requirements, shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

ARTICLE 4.14 CONFLICT OF INTEREST

     A director shall not be present or vote at a meeting of the board or any committee thereof during the time at the meeting when a loan or advance to such director or a firm of which such director is a member or a corporation of which such director is a director is under


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consideration, unless the loan or advance is to an affiliate of the Bank, the
Canadian Payments Association or the Canadian Depository for Securities Limited or to a religious, educational, social, welfare, philanthropic, charitable or other non-profit corporation or organization.

     A director or officer of the Bank who is a party to a material contract or proposed material contract with the Bank, or is a director or an officer of any entity that is a party to a material contract or proposed material contract with the Bank or has a material interest in any person who is such a party, shall disclose the nature and extent of such interest at the time and in the manner provided in the Act and, except as provided in the Act, any director interested in any such contract shall not be present or vote on any resolution to approve the same.

ARTICLE 4.15 DISSENT

     A director whether present or not present at a meeting of directors or committee of directors is deemed to have consented to any resolution passed or action taken thereat unless such director is entitled to and does dissent at the time and in the manner provided by the Act.

                                   BY-LAW FIVE

                                   COMMITTEES

ARTICLE 5.01 COMMITTEES OF DIRECTORS

     The directors shall appoint annually from their number an audit committee and a conduct review committee and assign to them such duties as are prescribed by the Act and delegate to them such powers as are necessary to discharge those duties. None of the members of the audit committee and the conduct review committee may be an officer or employee of the Bank or a subsidiary of the Bank and, on and after May 31, 1995, a majority of the members of each of the audit committee and the conduct review committee must be persons not affiliated with the Bank. In addition, the directors may appoint annually from their number an executive committee and any other committee or committees and assign to the members thereof such duties and delegate to them such powers as the directors consider appropriate, except those powers which, under the Act, the directors may not delegate. All committees of directors shall be composed of not less than three (3) members.

     The directors shall establish procedures to resolve conflicts of interest, to provide disclosure of required information to customers of the Bank and for dealing with complaints, and designate at least one committee of directors to monitor those procedures. In addition, the directors shall establish investment and lending policies, standards and procedures, in accordance with the Act.

ARTICLE 5.02 TRANSACTION OF BUSINESS

     Subject to Articles 4.04 and 4.07 hereof, the powers of a committee of directors may be exercised by a meeting at which a quorum is present. Meetings of any such committee may be held at any place in or outside Canada.

ARTICLE 5.03 PROCEDURE AND QUORUM

     Unless otherwise determined by the directors, each committee shall have the power to elect its chairman, regulate its procedure and fix its quorum, except that no less than two (2) members of any committee shall constitute a quorum at a meeting thereof.

                                   BY-LAW SIX

                                    OFFICERS

ARTICLE 6.01 DESIGNATION OF OFFICERS OF THE BANK

     The holders of the following offices are hereby designated officers of the
Bank: chief executive officer, chairman of the board, president, chief operating officer, deputy chairman, vice-chairman, vice-president, managing director, secretary and treasurer. The directors may from time to time designate as officers of the Bank the holder or holders of any other office or offices.

ARTICLE 6.02 APPOINTMENT

     At the first meeting of directors following the annual meeting of shareholders, the directors shall appoint from their number a chief executive officer, may appoint from their number a chairman of the board, a president, a chief operating officer and a deputy chairman, and may also appoint one or more vice-chairmen of the Bank.

     The directors may from time to time appoint one or more vice-presidents (to which title may be added words indicating seniority or function). They shall also appoint a secretary, a treasurer and such other officers as they may determine.

     The directors may specify the duties of such officers and delegate to such officers powers to manage the business and affairs of the Bank. Two or more offices of the Bank may be held by the same person.

ARTICLE 6.03 CHIEF EXECUTIVE OFFICER

     The chief executive officer, who shall be ordinarily resident in Canada, shall exercise general control of and supervision over the business and affairs of the Bank, shall see that all resolutions and orders of the directors are carried into effect and shall have such other powers and duties as the directors may specify. The chief executive officer may appoint persons to hold any office, other than that of chief executive officer, chairman of the board, president, chief operating officer, deputy chairman, vice-chairman, senior executive vice-president, executive vice-president, senior vice-president, secretary and treasurer, and may specify the duties of and delegate powers to persons so appointed. During any absence or disability to act of the chief executive officer, the powers and duties thereof shall be exercised

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and performed by an officer of the Bank designated in writing by the chief executive officer for such purpose or, in the absence of such designation, by a person designated by the directors for such purpose.

ARTICLE 6.04 CHAIRMAN OF THE BOARD

     The chairman of the board, if appointed, shall preside at all meetings of directors and shareholders and shall have such other powers and duties as the directors may specify.

ARTICLE 6.05 PRESIDENT

     The president shall have such powers and duties as the directors or the chief executive officer may specify. During any absence or disability to act of the president, the powers and duties thereof shall be exercised and performed by an officer of the Bank designated in writing by the chief executive officer for such purpose or, in the absence of such designation, by an officer of the Bank designated by the president in writing or by the directors for such purpose.

ARTICLE 6.06 CHIEF OPERATING OFFICER

     The chief operating officer shall manage, or supervise the management of, the day-to-day operations of the Bank and shall have such powers and duties as the directors or the chief executive officer may specify.

ARTICLE 6.07 DEPUTY CHAIRMAN

     The deputy chairman, if appointed, shall have such powers and duties as the directors or the chief executive officer may specify and during any absence or disability to act of the chairman of the board the deputy chairman shall exercise the powers and perform the duties of the office of chairman.

ARTICLE 6.08 VICE-CHAIRMAN

     A vice-chairman of the Bank, if appointed, shall have such powers and duties as the directors or the chief executive officer may specify.

ARTICLE 6.09 VICE-PRESIDENTS

     The vice-presidents of the Bank shall, under the control of the chief executive officer or an officer of the Bank designated by the chief executive officer, perform such duties and have such powers of supervision as may be assigned to them from time to time.

ARTICLE 6.10 MANAGING DIRECTORS

     The managing directors of the Bank shall, under the control of the chief executive officer or an officer of the Bank designated by the chief executive officer, perform such duties and have such powers of supervision as may be assigned to them from time to time.

ARTICLE 6.11 SECRETARY

     The secretary or, if the secretary is absent, an assistant secretary shall attend and be secretary of all meetings of shareholders and directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat and a record of attendance of directors at meetings of directors. The secretary shall give or cause to be given, as and when instructed, notices to shareholders, directors, officers, auditors and members of committees of directors, and shall be the custodian of the seal of the Bank and of all corporate books, papers, records, documents and instruments belonging to the Bank, except where some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the directors or the chief executive officer may specify.

ARTICLE 6.12 TREASURER

     The treasurer shall manage, or supervise the management of, the cash resources, statutory reserves and supplemental liquidity of the Bank, ensure compliance with the applicable reserve requirements and currency regulations in the respective jurisdictions in which the Bank carries on operations, and have such other duties and powers as the directors or the chief executive officer may specify.

ARTICLE 6.13 TERM OF OFFICE

     Each officer appointed by the directors shall hold office until a successor is appointed or until resignation, if earlier. The directors in their discretion may remove any officer of the Bank without prejudice to such officer's rights under any employment contract. Any person appointed to an office by the chief executive officer shall hold office at the pleasure of the chief executive officer or of an officer authorized thereby, without prejudice to such person's rights under any employment contract.

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                                  BY-LAW SEVEN

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

ARTICLE 7.01 INDEMNITY

     Subject to the limitations contained in the Act, the Bank shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Bank's request as a director or officer of an entity of which the Bank is or was, directly or indirectly, a shareholder or creditor, and such person's heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Bank or such entity, if such person

     (a) acted honestly and in good faith with a view to the best interests of the Bank; and

     (b) in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, had reasonable grounds for believing that the impugned conduct was lawful.

     The Bank shall also indemnify such person in such other circumstances as the Act permits or requires.

ARTICLE 7.02 INSURANCE

     The Bank may purchase and maintain insurance for the benefit of any person referred to in Article 7.01 against such liabilities as are permitted by the Act and in such amounts as the directors may from time to time determine.

                                  BY-LAW EIGHT

                                   SECURITIES

ARTICLE 8.01 CERTIFICATES

     Subject to the Act, every holder of a security issued by the Bank shall be entitled at the holder's option to a security certificate that complies with the Act or a non-transferable written acknowledgement of the holder's right to obtain such a security certificate from the Bank in respect thereof.

     Security certificates and acknowledgements of a person's right to a security certificate shall be in such form as the directors shall from time to time approve and shall contain such information as may be required by the Act.

     Each security certificate shall be signed by the chief executive officer, the chairman of the board, the deputy chairman, the president, the chief operating officer, a vice-chairman or a vice-president together with the secretary or an assistant secretary, which signatures may be printed or otherwise mechanically reproduced thereon.

     Each security certificate shall also be manually signed (a) by at least one director or officer of the Bank or (b) by or on behalf of a registrar, transfer agent or branch transfer agent of the Bank or (c) by a trustee who certifies it in accordance with a trust indenture, except that a manual signature is not required on a security certificate representing a fractional share, on an option or a right to acquire a security or on a scrip certificate.

     A security certificate containing a printed or mechanically reproduced signature of a person shall be valid notwithstanding that a director or an officer whose facsimile signature appears thereon no longer holds such office at the date of issue of the certificate. It shall not be necessary to affix the seal of the Bank to any security certificate.

ARTICLE 8.02 REPLACEMENT OF CERTIFICATES

     The directors or any officer or agent designated by the directors shall direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate that has been mutilated or in substitution of a security certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, if any, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors may from time to time prescribe, whether generally or in any particular case.

ARTICLE 8.03 REGISTERS AND TRANSFER AGENTS

     The Bank shall maintain, at its head office or at such other place in Canada as the directors may from time to time designate, a central securities register in respect of each class or series of securities issued by it, and the directors may from time to time appoint an agent to maintain such registers.

ARTICLE 8.04 REGISTRATION OF TRANSFERS

     Subject to the provisions of the Act, no securities in registered form issued by the Bank shall be transferred except upon presentation of the certificate representing such securities with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the directors. No transfer of any share of a class of shares of the Bank may be registered if such registration would be in contravention of any provision of the Act.

ARTICLE 8.05 NON-RECOGNITION OF TRUSTS

     Subject to the provisions of the Act, the Bank may treat as absolute owner of any security the person in whose name the security is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Bank's records or on the security certificate.

ARTICLE 8.06 JOINT HOLDERS

     If two or more persons are registered as joint holders of any security, the Bank shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital, interest or other money payable or warrant issuable in respect of such security.

ARTICLE 8.07 DECEASED HOLDERS

     In the event of the death of a holder, or of one of any joint holders, of any security, the Bank shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends, interest or other monies thereon except upon production of all such documents as may be required by law and upon compliance with the requirements of the Bank and its transfer agents.

                                   BY-LAW NINE

               REPEAL, AMENDMENT, CONSOLIDATION AND REDESIGNATION
                               OF EXISTING BY-LAWS

ARTICLE 9.01 REPEAL OF BY-LAWS WHOSE REPLACEMENT REQUIRES A SPECIAL RESOLUTION

     Special by-law "A" of the Bank enacted by the directors and confirmed by the shareholders prior to the effective time and date of these by-laws and all amendments thereto are hereby repealed.

ARTICLE 9.02 REPEAL, AMENDMENT, CONSOLIDATION AND REDESIGNATION OF REMAINING BY-LAWS

     Special by-law "B" and all general by-laws of the Bank enacted by the directors and confirmed by the shareholders prior to the effective time and date of these by-laws and all amendments thereto are hereby repealed. Special by-laws "E" and "F" and paragraph 2(i) of Special by-law "C" are hereby amended, consolidated and redesignated as Special by-law "B". Special by-law "G" is hereby redesignated as Special by-law "E".

ARTICLE 9.03 REPEAL, AMENDMENT, CONSOLIDATION AND REDESIGNATION NOT TO AFFECT VALIDITY

     No repeal, amendment, consolidation or redesignation of any by-law or by-laws pursuant to Articles 9.01 and 9.02 hereof shall affect the validity of any action taken or appointment made or right acquired, accrued or accruing, under such by-law or any amendment thereto. All resolutions of shareholders or directors or a committee of directors with continuing effect passed under any repealed by-law shall continue in effect except to the extent inconsistent with these by-laws and until amended or repealed.

                                 SPECIAL BY-LAWS

                               SPECIAL BY-LAW "A"

                            REMUNERATION OF DIRECTORS

     In each fiscal year after 2003 the total of all amounts that may be paid by the Bank to all directors of the Bank as remuneration for their services as directors shall not exceed $3,000,000.

     No options to purchase Common Shares of the Bank pursuant to the Non-Officer Director Stock Option Plan will be granted subsequent to November 1, 2003. Options to purchase Common Shares of the Bank granted prior to November 1, 2003 will remain in effect.

     The annual remuneration of any single director depends on the nature and frequency of the services performed during the year by the director as a director, and shall be paid in accordance with rates to be determined from time to time by the directors.

                               SPECIAL BY-LAW "B"

                                  COMMON SHARES

     The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value, provided that the aggregate consideration for which all such common shares may be issued shall not exceed $5,500,000,000. The rights of the holders of such common shares are equal in all respects and include:

     (a) the right to vote at all meetings of shareholders except where only holders of a specified class of shares are entitled to vote;

     (b)  the right to receive dividends declared on those shares; and

     (c) the right to receive the remaining property of the Bank on dissolution.

                               SPECIAL BY-LAW "C"

                            CLASS A PREFERRED SHARES

1. The authorized capital of the Bank is hereby increased by the creation of a class of preferred shares designated as Class A Preferred Shares consisting of 50,000,000 shares without nominal or par value, issuable in series, provided that the aggregate consideration for which all the preferred shares of such class may be issued shall not exceed $1,000,000,000.

2. The Class A Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

     (a) subject to the provisions of the Act, the directors of the Bank are hereby authorized:

          (i) to divide the unissued Class A Preferred Shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; and

          (ii) to change the rights, privileges, restrictions and conditions attached to the unissued shares of any series;

          provided that no rights, privileges, restrictions or conditions attached to a series of Class A Preferred Shares as hereby authorized shall confer on a series a priority in respect of dividends or return of capital over any other series of Class A Preferred Shares that are then outstanding;

     (b) the Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Bank, who shall also determine by resolution duly passed before the issue of any Class A Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Bank among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Class A Preferred Shares;

     (c) the Class A Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Bank, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof;

     (d) the Class A Preferred Shares shall be entitled to preference over the common shares and any other shares of the Bank ranking junior to the Class A Preferred Shares with respect to payment of dividends and return of capital and the Class A Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class A Preferred Shares as may be determined before the issue thereof as hereinbefore provided;

     (e) the Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in payment of dividends and return of capital;

     (f) if any cumulative dividends or amounts payable on return of capital in respect of a series of Class A Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital;

     (g) the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Bank or to vote at such meeting, except as provided in the Act or in the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares of any series before the issue thereof as hereinbefore provided;

     (h) the holders of the Class A Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Bank whether now or hereafter authorized.

                               SPECIAL BY-LAW "D"

                            CLASS B PREFERRED SHARES

1. The authorized capital of the Bank is hereby increased by the creation of a class of preferred shares designated as Class B Preferred Shares consisting of 12,500,000 shares without nominal or par value, issuable in series, provided that the aggregate consideration for which all the preferred shares of such class may be issued shall not exceed $250,000,000.

2. The Class B Preferred Shares, as a class, shall rank on a parity with the Class A Preferred Shares of the Bank and shall carry and be subject to the following rights, privileges, restrictions and conditions:

     (a) subject to the provisions of the Act, the directors of the Bank are hereby authorized:

          (i) to divide the unissued Class B Preferred Shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; and

          (ii) to change the rights, privileges, restrictions and conditions attached to the unissued shares of any series;

          provided that no rights, privileges, restrictions or conditions attached to a series of Class B Preferred Shares as hereby authorized shall confer on a series a priority in respect of dividends or return of capital over any other series of Class B Preferred Shares that are then outstanding;

     (b) the Class B Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Bank, who shall also determine by resolution duly passed before the issue of any Class B Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Bank among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Class B Preferred Shares;

     (c) the Class B Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Bank, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof;

     (d) the Class B Preferred Shares shall be entitled to preference over the common shares and any other shares of the Bank ranking junior to the Class B Preferred Shares with respect to payment of dividends and return of capital and the Class B Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class B Preferred Shares as may be determined before the issue thereof as hereinbefore provided;

     (e) the Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to priority in payment of dividends and return of capital;

     (f) if any cumulative dividends or amounts payable on return of capital in respect of a series of Class B Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital;

     (g) the holders of the Class B Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Bank or to vote at such meeting, except as provided in the Act or in the rights, privileges, restrictions and conditions attached to the Class B Preferred Shares of any series before the issue thereof as hereinbefore provided;

     (h) the holders of the Class B Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Bank whether now or hereafter authorized.

3. The Class B Preferred Shares of any series may be issued for a consideration expressed and payable in Canadian dollars or in a currency other than Canadian dollars, and in such latter case, for the purpose of determining the Canadian dollar amount of the consideration for which the shares of such series are issued, each such share shall be deemed to have been issued for an amount in Canadian dollars equivalent to the amount paid therefor in such other currency. All dividends on the shares of any such series and all other amounts to be paid to the holders thereof on return of capital, premium or otherwise may be paid either in the currency in which the consideration therefor is expressed or in Canadian dollars.

                               SPECIAL BY-LAW "E"

                    CHANGE IN AUTHORIZED CAPITAL OF THE BANK

1.   The authorized capital of the Bank is hereby changed as follows:

     (a) subject to the approval of the holders of the Class A Preferred Shares and the Class B Preferred Shares, by increasing the number of Class A Preferred Shares of the Bank which may be issued from 50,000,000 shares to an unlimited number of shares, all without nominal or par value, and increasing the aggregate consideration for which all the preferred shares of such class may be issued from$1,000,000,000 to$2,500,000,000; and

     (b) subject to the approval of the holders of the Class B Preferred Shares and the Class A Preferred Shares, by increasing the number of Class B Preferred Shares of the Bank which may be issued from 12,500,000 shares to an unlimited number of shares, all without nominal or par value, and increasing the aggregate consideration for which all of the preferred shares of such class may be issued from $250,000,000 to $2,500,000,000.

2. This Special By-law shall come into effect upon confirmation by the holders of the Common Shares of the Bank and approval of the Minister of Finance pursuant to the provisions of the Bank Act, provided, however, that if the confirmation by the holders of Class A Preferred Shares and the Class B Preferred Shares of subparagraph 1(a) is not received, such subparagraph shall be of no effect and shall be deleted herefrom, and/or if the confirmation by the holders of the Class B Preferred Shares and the Class A Preferred Shares of subparagraph 1(b) is not received, such subparagraph shall be of no effect and shall be deleted herefrom.

                               SPECIAL BY-LAW "F"

                    CHANGES IN AUTHORIZED CAPITAL OF THE BANK

1.   The authorized capital of the Bank is hereby changed as follows:

     (a) by increasing the aggregate consideration for which all of the Common Shares of the Bank may be issued from $5,500,000,000 to an unlimited amount;

     (b) subject to the approval of the holders of the Class B Preferred Shares, by increasing the aggregate consideration for which all of the Class A Preferred Shares of the Bank may be issued from $2,500,000,000 to an unlimited amount;

     (c) subject to the approval of the holders of the Class B Preferred Shares, by increasing the aggregate consideration for which all of the Class B Preferred Shares of the Bank may be issued from $2,500,000,000 to an unlimited amount; and

2. This Special By-law shall come into effect upon confirmation by the holders of the Common Shares of the Bank and approval of the Superintendent of Financial Institutions pursuant to the provisions of the Bank Act, provided, however, that if the confirmation by the holders of the Class B Preferred Shares of subparagraph 1(b) is not received, such subparagraph shall be of no effect and shall be deleted herefrom, and/or if the confirmation by the holders of the Class B Preferred Shares of subparagraph 1(c) is not received, such subparagraph shall be of no effect and shall be deleted herefrom.